                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                December 2, 2003

                                VIVENDI UNIVERSAL
             (Exact name of registrant as specified in its charter)



                             42, AVENUE DE FRIEDLAND
                                   75008 PARIS
                                     FRANCE
                               +33 (1) 71 71 10 10
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F X                                Form 40-F
                      --

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                                        No   X
                ----                                      ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Summary of Third Quarter 2003 Earnings; Summary of Credit Facility.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-4 (Registration No. 333-106766), as amended, the Registration Statement on Form F-4 (Registration No. 333-108928), as amended, and the Registration Statement on Form F-3 (Registration No. 333-81578), as amended, filed by Vivendi Universal under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi Universal under the Securities Act of 1933 or the Securities Exchange Act of 1934.

                                  EXHIBIT LIST

EXHIBIT                                                 DESCRIPTION
-------                                                 -----------

 99.1                                    Summary of Third Quarter 2003 Earnings.

 99.2                                           Summary of Credit Facility

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VIVENDI UNIVERSAL


                                    By    /s/ George E. Bushnell III
                                          ______________________________________
                                          Name:  George E. Bushnell III
                                          Title:    Vice President


Date: December 4, 2003

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